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                           January 6, 2023

       Wang Huang
       Chief Executive Officer
       Zepp Health Corp
       Huami Global Innovation Center
       Building B2, Zhong   an Chuanggu Technology Park
       No. 900 Wangjiang West Road
       Hefei, 230088
       People   s Republic of China

                                                        Re: Zepp Health Corp
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
November 14, 2022
                                                            File No. 001-38369

       Dear Wang Huang:

              We have reviewed your November 14, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 25, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Note 10 Long-Term Investments, page F-31

   1. On page F-31 of Form 20-F, as of December 31, 2021, the Long-term Investments include an entry for Jiangsu
Yitong of RMB 960,832 million. Note (f), on page F-32, states that the Group acquired a
29.99% equity interest in Jiangsu Yitong in February 2021 for RMB
                                                        959,680 million and
recorded income from this investment of RMB 1,152 million. The note also states that
the investment of Jiangsu Yitong is accounted for using the equity method and it is listed
on the Shenzhen stock exchange.
 Wang Huang
Zepp Health Corp
January 6, 2023
Page 2

         Please explain which valuation was used for purposes of the calculation pursuant to
         Section 3(a)(1)(C). Please also explain why using such valuation is consistent with
         Section 3(a)(1)(C), which refers to    value    which is defined in
Section 2(a)(41). Please
         confirm that the value used for Jiangsu Yitong and generally the values used for purposes of the calculation pursuant to Section 3(a)(1)(C) in response to our Zepp Health
         Corporation inquiries was consistent with Section 2(a)(41).
       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWang Huang                                 Sincerely,
Comapany NameZepp Health Corp
                                                             Division of
Corporation Finance
January 6, 2023 Page 2                                       Office of
Technology
FirstName LastName